                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No.1

                          Polo Ralph Lauren Corporation
- -----------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $0.01 per share
- -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    731572103
             -------------------------------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 14, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 731572103                          Page 2 of 16 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      THE GOLDMAN SACHS GROUP, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

      AF-00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES             0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH         23,122,414

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           0

                10  SHARED DISPOSITIVE POWER

                      23,122,414

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,122,414

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.6% (23.1% of outstanding shares of Class A Common Stock assuming all outstanding shares of Class B Common Stock and Class C Common Stock are converted into shares of Class A Common Stock)

14  TYPE OF REPORTING PERSON*

      HC-PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D

CUSIP No. 731572103                          Page 3 of 16 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GOLDMAN, SACHS & CO.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

      AF-00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [x]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES             0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH         23,122,414

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           0

                10  SHARED DISPOSITIVE POWER

                      23,122,414

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,122,414

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.6% (23.1% of outstanding shares of Class A Common Stock assuming all outstanding shares of Class B Common Stock and Class C Common Stock are converted into shares of Class A Common Stock)

14  TYPE OF REPORTING PERSON*

      BD-PN-IA


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D

CUSIP No. 731572103                          Page 4 of 16 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GS CAPITAL PARTNERS, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES             0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH         21,458,715

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           0

                10  SHARED DISPOSITIVE POWER

                      21,458,715

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,458,715

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.5% (21.4% of outstanding shares of Class A Common Stock assuming all outstanding shares of Class B Common Stock and Class C Common Stock are converted into shares of Class A Common Stock)

14  TYPE OF REPORTING PERSON*

      PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D

CUSIP No. 731572103                          Page 5 of 16 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GS ADVISORS, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

      AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES             0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH         21,458,715

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           0

                10  SHARED DISPOSITIVE POWER

                      21,458,715

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,458,715

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.5% (21.4% of outstanding shares of Class A Common Stock assuming all outstanding shares of Class B Common Stock and Class C Common Stock are converted into shares of Class A Common Stock)

14  TYPE OF REPORTING PERSON*

      PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D

CUSIP No. 731572103                          Page 6 of 16 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      STONE STREET FUND 1994, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES             0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH         616,607

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           0

                10  SHARED DISPOSITIVE POWER

                      616,607

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      616,607

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.8% (.62% of outstanding shares of Class A Common Stock assuming all outstanding shares of Class B Common Stock and Class C Common Stock are converted into shares of Class A Common Stock)

14  TYPE OF REPORTING PERSON*

      PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D

CUSIP No. 731572103                          Page 7 of 16 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BRIDGE STREET FUND 1994, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES             0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH         645,657

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           0

                10  SHARED DISPOSITIVE POWER

                      645,657

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      645,657

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.9% (.64% of outstanding shares of Class A Common Stock assuming all outstanding shares of Class B Common Stock and Class C Common Stock are converted into shares of Class A Common Stock)

14  TYPE OF REPORTING PERSON*

      PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D

CUSIP No. 731572103                          Page 8 of 16 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      STONE STREET FUNDING CORP.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

      AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES             0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH         1,262,264

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           0

                10  SHARED DISPOSITIVE POWER

                      1,262,264

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,262,264

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.6% (1.3% of outstanding shares of Class A Common Stock assuming all outstanding shares of Class B Common Stock and Class C Common Stock are converted into shares of Class A Common Stock)

14  TYPE OF REPORTING PERSON*

      CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                     RELATING TO THE CLASS A COMMON STOCK OF
                         POLO RALPH LAUREN CORPORATION

     GS Capital Partners, L.P. ("GS Capital"), GS Advisors, L.P. ("GS Advisors"), Stone Street Fund 1994, L.P. ("Stone Street"), Bridge Street Fund 1994, L.P. ("Bridge Street" and together with GS Capital and Stone Street, the "Limited Partnerships"), Stone Street Funding Corp. ("Funding Corp."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, together with Goldman Sachs, GS Advisors, Funding Corp. and the Limited Partnerships, the "Filing Persons")./1/ hereby amend this statement on Schedule 13D filed with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), of Polo Ralph Lauren Corporation, a Delaware corporation (the "Company"). Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own shares of Class A Common Stock through the Limited Partnerships. The Limited Partnerships own shares of Class C Common Stock, which is convertible into shares of Class A Common Stock. Goldman Sachs and GS Group each disclaims beneficial ownership of shares of Class A Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. In addition, Goldman Sachs and GS Group may be deemed to beneficially own shares of Class A Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group disclaim beneficial ownership of the shares of Class A Common Stock held in Managed Accounts. Goldman Sachs and GS Group may also be deemed to beneficially own from time to time shares acquired in ordinary course trading activities by Goldman Sachs. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This amendment is being filed to report a decrease in the percentage of the outstanding shares of Common Stock which may be deemed to be beneficially owned by certain of the Filing Persons resulting from a decrease in the number of shares held in Managed Accounts.

     /1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

          ITEM 2 is hereby amended as follows:

ITEM 2.   Identity and Background.
          -----------------------

     ITEM 2 is hereby amended by amending Schedules II-A and II-B hereto, to read in their entirety as attached hereto.


          ITEM 5 is hereby amended as follows:

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) As of April 17, 1998, GS Capital beneficially owned, and GS Advisors, L.P. may be deemed to have beneficially owned, 21,458,715 shares of Class A Common Stock, representing approximately 38.5% of the outstanding shares of Class A Common Stock reported to be outstanding as of February 10, 1998 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended December 27, 1997), assuming that all of GS Capital's shares of Class C Common Stock but no other shares of Class C Common Stock were converted into shares of Class A Common. Assuming all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, GS Capital would have beneficially owned, as of April 17, 1998, approximately 21.4% of the outstanding shares of Class A Common Stock.

         As of April 17, 1998, Stone Street beneficially owned 616,607 shares of Class A Common Stock, representing approximately 1.8% of the outstanding shares of Class A Common Stock reported to be outstanding as of February 10, 1998 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended December 27, 1997), assuming that all of Stone Street's shares of Class C Common Stock but no other shares of Class C Common Stock were converted into shares of Class A Common. Assuming all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, Stone Street would have beneficially owned, as of April 17, 1998, approximately .62% of the outstanding shares of Class A Common Stock.

     As of April 17, 1998, Bridge Street beneficially owned 645,657 shares of Class A Common Stock, reperesenting approximately 1.9% of the outstanding shares of Class A Common Stock reported to be outstanding as of February 10, 1998 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended December 27, 1997), assuming that all of Bridge Street's shares of Class C Common Stock but no other shares of Class C Common Stock were converted into shares of Class A Common. Assuming all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, Bridge Street would have beneficially owned, as of April 17, 1998, approximately .64% of the outstanding shares of Class A Common Stock.

     As of April 17, 1998, Funding Corp., as the general partner of Stone Street and the managing general partner of Bridge Street, may be deemed to have beneficially owned 1,262,264 shares of Class A Common Stock beneficially owned by Stone Street and Bridge Street, representing approximately 3.6% of the outstanding shares of Class A Common Stock reported to be outstanding as of February 10, 1998 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended December 27, 1997), assuming that all of Stone Street's and Bridge Street's shares of Class C Common Stock but no other shares of Class C Common Stock were converted into shares of Class A Common. Assuming that all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, Funding Corp. would be deemed to have beneficially owned, as of April 17, 1998, approximately 1.3% of the outstanding shares of Class A Common Stock.

     As of April 17, 1998, Goldman Sachs and GS Group may be deemed to have beneficially owned 22,720,979 shares of Class A Common Stock which may be deemed to have been beneficially owned by the Limited Partnerships as herein described. In addition, as of April 17, 1998, Goldman Sachs and GS Group beneficially owned 1,000 shares of Class A Common Stock acquired in ordinary course trading activities, and may be deemed to have beneficially owned 400,435 shares of Class A Common Stock held in the Managed Accounts. Accordingly, as of April 17, 1998, Goldman Sachs and GS Group may be deemed to have beneficially owned approximately 40.6% of the shares of Class A Common Stock reported to be outstanding as of February 10, 1998 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended December 27, 1997), assuming that all of the shares of Class C Common Stock owned by the Limited Partnerships were converted into shares of Class A Common. Assuming that all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of
Class A Common Stock, Goldman Sachs and GS Group would be deemed to have beneficially owned, as of April 17, 1998, approximately 23.1% of the outstanding shares of Class A Common Stock.

         Goldman Sachs and GS Group disclaim beneficial ownership of (i) the shares of Class A Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) the shares of Class A Common Stock held in Managed Accounts.

     None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto, beneficially owned any shares of Common Stock as of April 17, 1998, other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 8 above.

     (c) Schedule IV sets forth transactions in the Class A Common Stock which have been effected during the period from February 13, 1998 through April 17, 1998, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Class A Common Stock, described in Schedule IV, were effected on the New York Stock Exchange, the Chicago Stock Exchange, and in the over-the-counter market. There were no purchases in the Class A Common Stock effected during this period.

     Except as set forth on Schedule IV, no transactions in the Class A Common Stock were effected by Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto, during the period from February 13, 1998 through April 17, 1998.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

                           SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 23, 1998


                                     GOLDMAN, SACHS & CO.

                                     By: /s/ Richard A. Friedman
                                         ---------------------------
                                     Name: Richard A. Friedman
                                     Title: Managing Director


                                     THE GOLDMAN SACHS GROUP, L.P.
                                     By: The Goldman Sachs Corporation,
                                         its general partner

                                     By: /s/ Richard A. Friedman
                                         ----------------------------
                                     Name: Richard A. Friedman
                                     Title: Executive Vice President


                                     GS ADVISORS, L.P.
                                     By: GS Advisors, Inc., its general partner

                                     By: /s/ Richard A. Friedman
                                         ----------------------------
                                     Name: Richard A. Friedman
                                     Title: President


                                     GS CAPITAL PARTNERS, L.P.
                                     By: GS Advisors, L.P., its general partner
                                     By: GS Advisors, Inc., its general partner

                                     By: /s/ Richard A. Friedman
                                         ----------------------------
                                     Name: Richard A. Friedman
                                     Title: President


                                     STONE STREET FUND 1994, L.P.
                                     By: Stone Street Funding Corp.,
                                         its general partner

                                     By: /s/ Richard A. Friedman
                                         ----------------------------
                                     Name: Richard A. Friedman
                                     Title: Vice President


                                     BRIDGE STREET FUND 1994, L.P.
                                     By: Stone Street Funding Corp.,
                                         its managing general partner

                                     By: /s/ Richard A. Friedman
                                         ---------------------------
                                     Name: Richard A. Friedman
                                     Title: Vice President


                                     STONE STREET FUNDING CORP.

                                     By: /s/ Richard A. Friedman
                                         ---------------------------
                                     Name: Richard A. Friedman
                                     Title: Vice President

                                  SCHEDULE II-A
                                  -------------


     The name, position and present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners, L.P., are set forth below.

     The business address for all the executive officers and directors listed below except Henry Cornell and Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

     All executive officers and directors listed below are United States citizens.

                                                                    Present Principal
Name                              Position                              Occupation
----------------------------------------------------------------------------------


Richard A. Friedman           Director/President                   Managing Director of
                                                                   Goldman, Sachs & Co.

Terence M. O'Toole            Director/Vice President              Managing Director of
                                                                   Goldman, Sachs & Co.

Elizabeth S. Cogan            Treasurer                            Managing Director of
                                                                   Goldman, Sachs & Co.

Joseph H. Gleberman           Director/Vice President              Managing Director of
                                                                   Goldman, Sachs & Co.

Henry Cornell                 Vice President                       Managing Director of
                                                                   Goldman, Sachs (Asia) L.L.C

Barry S. Volpert              Director/Vice President              Managing Director of
                                                                   Goldman Sachs International

Eve M. Gerriets               Vice President/Secretary             Vice President of
                                                                   Goldman, Sachs & Co.

David J. Greenwald            Assistant Secretary                  Vice President of
                                                                   Goldman, Sachs & Co.

C. Douglas Fuge               Assistant Treasurer                  Managing Director of
                                                                   Goldman, Sachs & Co.

Katherine B. Enquist          Vice President                       Vice President of
                                                                   Goldman, Sachs & Co.

                                  SCHEDULE II-B
                                  -------------

     The name, position and present principal occupation of each director and executive officer of Stone Street Funding Corp., the sole general partner of Stone Street Fund 1994, L.P. and the managing general partner of Bridge Street Fund 1994, L.P., are set forth below.

     The business address for each of the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

     All executive officers and directors listed below are United States citizens.


                                                                   Present Principal
Name                         Position                                 Occupation
--------------------------------------------------------------------------------


Richard A. Friedman         Director/Vice President              Managing Director of
                                                                 Goldman, Sachs & Co.

Jeffrey B. Goldenberg       Director/Vice President              Managing Director of
                                                                 Goldman, Sachs & Co.

William J. McMahon          Director/Vice President              Vice President of
                                                                 Goldman, Sachs & Co.

Dinakar Singh               Director/Vice President              Vice President of
                                                                 Goldman, Sachs & Co.

Jonathan L. Kolatch         Director/Vice President              Managing Director of
                                                                 Goldman, Sachs & Co.

Sanjeev K. Mehra            Director/Vice President              Managing Director of
                                                                 Goldman, Sachs & Co.

Eric M. Mindich             Director/Vice President/Treasurer    Managing Director of
                                                                 Goldman, Sachs & Co.

Peter G. Sachs              Director/Vice President              Limited Partner of The
                                                                 Goldman Sachs Group, L.P.

Glenn R. Fuhrman            Director/Vice President              Managing Director of
                                                                 Goldman, Sachs & Co.

Peter M. Sacerdote          Director/Chairman/C.E.O./            Limited Partner of The
                            President                            Goldman Sachs Group, L.P.

David J. Greenwald          Vice President                       Vice President of
                                                                 Goldman, Sachs & Co.

Esta E. Stecher             Vice President                       Managing Director of
                                                                 Goldman, Sachs & Co.

Richard A. Yacenda          Vice President                       Vice President of
                                                                 Goldman, Sachs & Co.

C. Douglas Fuge             Assistant Treasurer                  Managing Director of
                                                                 Goldman, Sachs & Co.

Eve M. Gerriets             Vice President/Secretary             Vice President of
                                                                 Goldman, Sachs & Co.

Katherine B. Enquist        Vice President                       Vice President of
                                                                 Goldman, Sachs & Co.

                         SCHEDULE IV
                Polo Ralph Lauren Corporation
                    Cusip No. 731572103


Purchases    Sales      Price        Trade Date     Settlement Date
-------------------------------------------------------------------

               300     28.5625       14-Apr-98       14-Apr-98
               200     29.9460       31-Mar-98        3-Apr-98
               500     29.9460       31-Mar-98        3-Apr-98
               200     29.9460       31-Mar-98        3-Apr-98
               500     29.8125       23-Mar-98       26-Mar-98
             1,000     30.1875       20-Mar-98       25-Mar-98
             1,000     30.1875       20-Mar-98       25-Mar-98
             1,000     30.1875       20-Mar-98       25-Mar-98
             1,000     30.0250       23-Mar-98       26-Mar-98
             2,000     30.1875       20-Mar-98       25-Mar-98
             1,000     29.6250       26-Mar-98       31-Mar-98
             2,000     30.1875       20-Mar-98       25-Mar-98
             1,500     27.5625       16-Apr-98       21-Apr-98
             2,000     30.2500       19-Mar-98       24-Mar-98
             3,000     29.0000       18-Mar-98       23-Mar-98
             2,000     30.3750       23-Mar-98       26-Mar-98
             1,000     30.3125       19-Mar-98       24-Mar-98
             2,000     30.1875       20-Mar-98       25-Mar-98
             1,000     29.7500       31-Mar-98        3-Apr-98
             1,000     29.2500        3-Apr-98        8-Apr-98
             1,000     28.7500        3-Apr-98        7-Apr-98
               500     30.1250       30-Mar-98        2-Apr-98
               700     30.1250       30-Mar-98        2-Apr-98
             1,250     29.6250       17-Mar-98       20-Mar-98
            13,500     29.4020       17-Mar-98       20-Mar-98
             9,000     29.4020       17-Mar-98       20-Mar-98
             1,000     29.4020       17-Mar-98       20-Mar-98
               250     29.4020       17-Mar-98       20-Mar-98
             2,000     29.4020       17-Mar-98       20-Mar-98
               500     29.4020       17-Mar-98       20-Mar-98
             1,000     29.4020       17-Mar-98       20-Mar-98
               500     29.3750       17-Mar-98       20-Mar-98
             2,000     29.5625        6-Apr-98        9-Apr-98
               700     29.1875       17-Mar-98       20-Mar-98
             6,000     29.5625        6-Apr-98        9-Apr-98
               500     29.6250       27-Mar-98        1-Apr-98
             2,160     27.8125       16-Apr-98       21-Apr-98
             4,000     28.0625       15-Apr-98       20-Apr-98
               500     29.3125       17-Mar-98       20-Mar-98
               300     29.0694       17-Mar-98       20-Mar-98
               300     29.0694       17-Mar-98       20-Mar-98
               300     29.0694       17-Mar-98       20-Mar-98
               100     29.0694       17-Mar-98       20-Mar-98
               300     29.0694       17-Mar-98       20-Mar-98
               400     29.0694       17-Mar-98       20-Mar-98
               200     29.0694       17-Mar-98       20-Mar-98
               300     29.0694       17-Mar-98       20-Mar-98
               200     29.0694       17-Mar-98       20-Mar-98
               350     29.0694       17-Mar-98       20-Mar-98
               500     29.0694       17-Mar-98       20-Mar-98
             1,000     29.8750        1-Apr-98        6-Apr-98
               320     30.0625       20-Mar-98       25-Mar-98
               140     29.2500        7-Apr-98       13-Apr-98
             4,500     30.0000       20-Mar-98       25-Mar-98
               250     30.0000       20-Mar-98       25-Mar-98
               500     29.3750        8-Apr-98       14-Apr-98
               500     29.3750       17-Mar-98       20-Mar-98

Purchases    Sales      Price        Trade Date     Settlement Date
-------------------------------------------------------------------


             1,000     29.3750       17-Mar-98       20-Mar-98
               150     29.3750       17-Mar-98       20-Mar-98
               200     29.3750       17-Mar-98       20-Mar-98
               500     29.3750       17-Mar-98       20-Mar-98
               500     29.3750       17-Mar-98       20-Mar-98
               300     29.3750       17-Mar-98       20-Mar-98
               500     29.3750       17-Mar-98       20-Mar-98
               200     29.3750       17-Mar-98       20-Mar-98
               200     29.3750       17-Mar-98       20-Mar-98
               200     29.3750       17-Mar-98       20-Mar-98
               750     29.3750       17-Mar-98       20-Mar-98
               500     29.3750       17-Mar-98       20-Mar-98
             1,000     29.3750       17-Mar-98       20-Mar-98
               200     28.1250       15-Apr-98       15-Apr-98
             5,000     29.6875       26-Mar-98       31-Mar-98
               400     29.3750       17-Mar-98       20-Mar-98
               200     30.1250       31-Mar-98        3-Apr-98
               450     29.6250        3-Apr-98        8-Apr-98
               250     29.0000       18-Mar-98       23-Mar-98
               500     30.0000        2-Apr-98        7-Apr-98
               500     30.5000       23-Mar-98       26-Mar-98
               200     30.5000       23-Mar-98       26-Mar-98
               500     30.5000       23-Mar-98       26-Mar-98
               500     30.5000       23-Mar-98       26-Mar-98
               400     30.5000       23-Mar-98       26-Mar-98
               500     30.5000       23-Mar-98       26-Mar-98
               500     30.5000       23-Mar-98       26-Mar-98
             6,000     28.5625       14-Apr-98       17-Apr-98
            14,000     29.0000       18-Mar-98       23-Mar-98
               500     29.6875       30-Mar-98        2-Apr-98
             7,500     29.5625       30-Mar-98        2-Apr-98
             1,500     30.2500       24-Mar-98       27-Mar-98
             5,000     28.5000       14-Apr-98       17-Apr-98
             3,300     28.6875       14-Apr-98       17-Apr-98
             1,700     28.4375       14-Apr-98       17-Apr-98
